Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Financial Statement
December 31, 2019

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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pantheon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Pantheon Securities, LLC 11 Times Square 35th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan Long McAndrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pantheon Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



______

______

______

Signature

CEO

Title



- see attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24 day of February , 20 20 , by Susan Long McAndrews

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



AMY ELIZABETH POLLOCK
Notary Public – California
San Francisco County
Commission # 2208828
My Comm. Expires Aug 4, 2021

(Seal)   Signature

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Member of Pantheon Securities, LLC:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of Pantheon Securities, LLC (the "Company") as of December 31, 2019 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 26, 2020

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 101 Seaport Blvd., Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

BALANCE SHEET
December 31, 2019

Cash	$	3,088,562
Due from related parties		144,999
Prepaid expenses and other current assets		118,923
Total assets	$	3,352,484
Accounts payable		178,514
Income taxes payable		27,740
Total liabilities	$	206,254
Total Member's equity	$	3,146,230
Total Member's equity and liabilities	$	3,352,484

The accompanying notes are an integral part of this financial statement.

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

NOTES TO FINANCIAL STATEMENT
December 31, 2019

1. Organization and Nature of Business

Pantheon Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of the state of Delaware, as of August 24, 2016. The Company's principal business activities are to act primarily as a limited purpose broker-dealer and private placement agent on a "best efforts" basis with respect to the offer and sale of interests in affiliated, private investment funds ("Affiliated Funds") and non-affiliated, private investment funds ("Third Party Funds"). As of December 31, 2019, the Company has not entered into any agreements with Third Party Funds. The Affiliated Funds will generally be advised by Pantheon Ventures (US) LP ("PV US"), an affiliated investment adviser registered with the SEC, as well as other affiliates and/or subadvisors, including Pantheon Ventures (UK) LLP ("PV UK"), an exempt reporting adviser incorporated in England and Wales that is authorized and regulated by the Financial Conduct Authority in the United Kingdom, and Pantheon Ventures (Ireland) DAC, an exempt reporting adviser incorporated in Ireland that is authorized and regulated by the Central Bank of Ireland. The Company also acts as sub-distributor for an affiliated fund of funds, managed by an affiliate of the Company registered under both the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The fund, the AMG Pantheon Master Fund, LLC, along with a feeder fund, the AMG Pantheon Fund, LLC (together, the "AMG Fund"), is advised by PV US and distributed on a "best efforts" basis by AMG Distributors, Inc. ("AMGDI"), an affiliated SEC-registered broker-dealer and FINRA member. Each of PV US and PV UK, as applicable, will provide personnel to the Company, as needed ("Leased Employees").

The Company is a wholly-owned subsidiary of Pantheon Ventures Inc. ("Parent"), whose ultimate parent company is Affiliated Managers Group, Inc., an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statement. Actual results could differ from those estimates or assumptions.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value, and are classified as Level 1 financial assets.

Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees and the Fidelity Bond.

Concentrations
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution.

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

NOTES TO FINANCIAL STATEMENT
December 31, 2019

3. Income Taxes

The Company is a Limited Liability Company and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the Company's Parent for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent, a C Corporation, files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2016. The Company is subject to New York City unincorporated business tax. Approximately $27,740 of such tax was incurred during the year ended December 31, 2019.

4. Commitments and Contingencies

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5. Regulatory Requirements

The Company is subject to the rules of the SEC, FINRA, the principal exchanges with which it is licensed to transact and SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $2,882,308 which was $2,868,558 above the minimum net capital required of $13,750. The Company's ratio of aggregate indebtedness to net capital was .072 to 1, as of December 31, 2019. The Company operates as an introducing broker and claims exemption from SEC Rule 15c3-3 under section(k)(2)(i).

6. Related Party Transactions

The Company has entered in to a tri-party Third Amended and Restated Services Agreement dated June 30, 2019 (the original Services Agreement was entered into on March 1, 2017) with its affiliates PV US and PV UK (in its entirety, the "Services Agreement" by and among the Company, PV US, and PV UK (PV US and PV UK, referred together as the "Affiliated Companies")).

The Company has entered into a Sub-Distribution Agreement dated April 1, 2018 (as amended from time to time) with AMGDI relating to AMG Pantheon Fund, LLC and a Sub-Distribution Agreement dated April 1, 2018 (as amended from time to time) with AMGDI relating to AMG Pantheon Master Fund, LLC. Pursuant to each of the Sub-Distribution Agreements with AMGDI the Company provides certain wholesale marketing and marketing consulting services for the AMG Fund. As of December 31, 2019, the Company has a receivable of $50,249 from AMGDI.

In addition to the above, the Company has entered into two Intra Company Group Agreements each dated as of March 1, 2017 with each of the Affiliated Companies, pursuant to which Pantheon Securities provides distribution services to each of PV US and PV UK.

Pantheon Securities, LLC
(A wholly owned subsidiary of Pantheon Ventures Inc.)

NOTES TO FINANCIAL STATEMENT
December 31, 2019

Pursuant to the Services Agreement between the Company and the Affiliated Companies, PV US pays the Company a fee equal to 110% of certain service costs as defined in the Services Agreement. The service revenue from PV US totaled $6,563,379 in 2019, of which $5,698,167 is reducing the amount due to related parties from the allocated expenses described above. As of December 31, 2019, the Company has a receivable of $94,750 from PV US.

7. Subsequent Events

The Company has determined that no material events or transactions occurred subsequent to December 31, 2019 and through February 26, 2020, the date of the financial statement issuance, which require additional disclosure in the financial statement.